NEWS RELEASE

November 22, 2005

Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

SAN FERNANDO DRILLING CONFIRMS PRESENCE OF LARGE IOCG SYSTEM

All holes drilled to date have intersected significant IOCG alteration

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce that the initial program of diamond drilling has established the presence of a large IOCG system at the pre-eminent San Fernando target on its Baja IOCG JV Project, Baja California State, Mexico.

To date, a total of ten holes have been completed.  Of these, three boreholes have partially tested the hanging wall of the Eastern Anomaly, three have been collared within the hanging wall of the central part of the system and four boreholes have tested the footwall of the Western Anomaly – see press releases of January 12, March 2 and July 5, 2005 for information with respect to these anomalies.

All holes have intersected significant, pervasive to very strong (texture destructive) IOCG alteration.  The Company is presently awaiting assay results from the first phase of drilling.  A comprehensive update on the project will be disseminated once the Company has had the opportunity to review and analyze the assay results.  Based upon the detailed logging to date, Cardero has extended the term of the existing drill permit from six months to two years, expanded the permitted drilling program from 5 to 35 holes, and initiated additional detailed geophysical coverage of the project area.  In addition, Cardero has recently retained an additional geologist to assist in logging and splitting the core.

The holes completed to date display a very complex alteration assemblage (as is typically seen associated with the largest productive IOCG systems) with earlier sodic, overprinted by later sodic-calcic and potassic (biotitization and K-spar), alteration phases.  Sulphides are ubiquitous in all boreholes and the hydrothermal system appears to extend beyond the limits of the present geophysical coverage.  The style of the hydrothermal system encountered appears to be most similar to the Candelaria – Punta del Cobre IOCG district in Chile.

District wise, similar styles of magnetite - potassic alteration associated with outcropping IOCG mineralization occur at the Pilates, Picale and El Cuervito targets.  The Amargosa target (located 35 kilometres to the south-east of San Fernando) contains higher-level hematite IOCG mineralization within a similarly permeable host unit associated with a large IP anomaly.  Cardero anticipates commencing drilling at Amargosa target early in 2006.

“The Company is extremely pleased with progress to date” stated Henk Van Alphen, President of Cardero.  “Although the project is still at an early stage, we have successfully screened a 500 kilometre belt and intersected a major IOCG system during the first round of drilling.  Anglo American remains an excellent partner and continues to provide world-class technical input.”

Under its joint venture agreement with Anglo American de Mexico, S.A. de C.V., the Company has the right to increase its retained interest to 49% by spending not less than US$ 1,400,000 (of which US$500,000 is required to be incurred on or before June 30, 2006) – see press release of July 5, 2005.

Although Cardero is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

The initial work program at San Fernando was designed by Anglo American.  Cardero is employing consulting geologist, Gary D. Belik, P. Geo., to supervise all aspects of the work, including the quality control/quality assurance and data verification program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then security sealed and collected by ALS Chemex Mexico for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The Company is well financed with $15 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.